                       U.S. Securities and Exchange Commission
                                Washington, D.C. 20549


                                      FORM 10-SB/A
                                    Amendment No. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                   BUSINESS ISSUERS
          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            LIGHTTOUCH VEIN & LASER, INC.
                    (Name of Small Business Issuer in its charter)

               NEVADA                                 87-0575118
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                    10663 MONTGOMERY ROAD, CINCINNATI, OHIO 45242
                 (Address of principal executive offices)  (Zip Code)

                      Issuer's telephone number: (513) 891-8346

           Securities to be registered under Section 12(b) of the Act: NONE

             Securities to be registered under Section 12(g) of the Act:

                            COMMON STOCK, $0.001 PAR VALUE
                                   (Title of class)

                                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     LightTouch Vein & Laser, Inc. (formerly Strachan, Inc.) (the "Company") was organized under the laws of the State of Nevada on May 1, 1981. Effective October 1, 1999, it acquired LightTouch Vein & Laser, Inc. ("LightTouch"), a company incorporated on March 12, 1997 under the laws of the State of Ohio. Effective October 22, 1999, Strachan, Inc. changed its name to LightTouch Vein & Laser, Inc. The Company's offices are located at 10663 Montgomery Road, Cincinnati, Ohio 45242, and its telephone number is
(513) 891-8346. Its registered office and records are located at One East First Street, Reno, Nevada.

     The Company, through LightTouch, its wholly-owned subsidiary, provides aesthetic laser and cosmetic surgery services in the Cincinnati, Ohio, area. Since Ohio law mandates that a professional association may render professional services only through officers, employees, and agent who are themselves duly licensed, certified, or otherwise legally authorized to render the professional service, LightTouch has engaged Vein & Laser Center, Inc. as the actual provider of all medical services. LightTouch provides administrative support services to this medical practice.

     Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch's laser center. Vein & Laser carries its own professional liability insurance coverage. LightTouch is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions, and providing medical support staff. LightTouch carries the property damage insurance protecting the center's premises and personal property located therein, as well as general liability insurance. LightTouch is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch to Vein & Laser and the parties reconcile the accounts after each calendar quarter.

SERVICES OFFERED

     LightTouch offers the following types of aesthetic laser and cosmetic surgery services:

     1. Cosmetic laser procedures (approximately 54% of sales) include facial resurfacing (removal of freckles, age spots, moles, warts, and birthmarks), laser treatment for scar improvement and stretch marks, laser hair removal, and laser tooth whitening.

     2. Vein treatments (approximately 28% of sales) refers to laser vein elimination to treat conditions such as spider veins.

     3.   Hair replacement (approximately 10% of sales)

     4. Body contouring (approximately 8% of sales) includes liposuction, body wraps, and therapeutic massage treatments.

     All of the services are rendered at LightTouch's offices.

     LightTouch also operates a mobile laser rental service under the name Tri-State Mobile Laser Services, through which it rents mobile laser equipment to physicians and hospitals within a 600-mile radius of Cincinnati.

MARKETING AND ADVERTISING

     The target market for LightTouch's services is generally comprised of men and women between the ages of 35 and 55 who have discretionary income.

     LightTouch employs both in-house and outside marketing efforts, which include yellow page advertising, internal point of sale materials, and selected broadcast vehicles. In addition, an infomercial is currently being developed.

COMPETITION

     Management of the Company believes that cosmetic laser services will attract more competitors since this field is gaining in popularity and acceptance by consumers. Also, management believes that the cost of cosmetic lasers will decrease, enabling others to enter the market. There can be no assurance with LightTouch will be able to compete with others who will enter the market.

     Currently, LightTouch competes with a few other centers in the greater Cincinnati area which offer the full range of services offered by LightTouch. There are also numerous other businesses which offer one or more of the services. Some businesses focus exclusively on one type of service, such as hair replacement centers, and other businesses offer a service as a complement to others. For example, many day spas offer body wraps and massage treatments in addition to beauty salon services.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES

     The body wraps used by LightTouch are used under a license agreement with VMM Enterprises, Inc., an unrelated third party. Under the terms of the License and Distribution Agreement dated August 26, 1998, LightTouch was required to pay an initial fee of $9,950 in exchange for an exclusive license to use the body wrap products in the greater Cincinnati area.

Government Approvals and Regulation

     The practice of medicine is highly regulated, primarily by state regulatory authorities. The growing popularity of cosmetic laser procedures has attracted concern from regulatory authorities. While the American Board of Plastic Surgery requires a five-year surgical residency, anyone with a medical degree can perform cosmetic procedures. Further, many procedures are performed in offices rather than in hospitals. Should an emergency arise during the procedures, offices may not be equipped to handle the emergency. Lastly, authorities are concerned about the growing trend in multiple procedures, such as combining a face-lift with liposuction, which may keep patients on a surgical table too long, putting them at risk for complications. Certain states have initiated stricter regulations for in-office surgeries. Management of the Company is not aware of any stricter regulations being considered in the State of Ohio. However, here can be no assurance that stricter regulations will not be enacted in the future, impairing LightTouch's business.

     LightTouch, via Vein & Laser Center, Inc., does not perform any plastic surgery procedures. It performs only cosmetic services.

EMPLOYEES

     As of December 31, 1999, the Company had 20 employees, 18 of which were full-time. LightTouch has employment agreements with its employees which contain provisions relating to the nondisclosure of company trade secrets and confidential information and non-competition after termination. During the two-year period following termination of employment, employees agree not to hire other employees of LightTouch, solicit any business of LightTouch, or engage in any business that competes with LightTouch anywhere within 200 miles of any LightTouch location. LightTouch has initiated legal proceedings against former employees to enforce the provisions of employment contracts. See Part II - Item 2. Legal Proceedings.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The acquisition of LightTouch effective October 1, 1999 has been accounted for as a reverse acquisition with LightTouch being the deemed acquiror for accounting purposes. The transaction has been accounted for as the issuance of shares by LightTouch for the net assets of the Company. Accordingly, the financial statements included with this registration statement reflect the financial position, results of operations, and cash flows of LightTouch from August 1, 1997, consolidated with those of the Company from October 1, 1999.



     The Company's fiscal year end is December 31. The following is a summary of certain selected financial information based on the audited financial statements as of and for the years ended December 31, 1999 and 1998, and as of and for the period from August 1, 1997 to December 31, 1997.
 Reference should be made to the financial statements attached to this registration statement to put the following summary in context.



BALANCE SHEET DATA:

                               DECEMBER 31, 1999       DECEMBER 31, 1998      DECEMBER 31, 1997
                               ------------------      -----------------      -----------------
 Working capital...........        $(123,183)              $(185,196)             $(223,327)
 Long-term debt............        $       0               $  86,297              $       0
 Total assets..............        $ 164,704               $ 129,170              $  63,995
 Shareholders' equity
   (deficiency)............        $ (18,891)              $(218,169)             $(182,381)


STATEMENT OF OPERATIONS DATA:

                                   YEAR ENDED                YEAR ENDED         AUGUST 1, 1997 TO
                                DECEMBER 31, 1999        DECEMBER 31, 1998      DECEMBER 31, 1997
                                ------------------       -----------------      -----------------
 Net sales.................        $ 2,389,960              $ 1,830,128            $  609,880
 Income (loss) from
    operations.............        $  (277,761)             $   (81,797)           $ (267,381)
 Net income (loss).........        $  (351,277)             $  (207,788)           $ (272,381)



RESULTS OF OPERATIONS

     LightTouch has experienced increased sales since it began operations in August 1997. On an ANNUALIZED basis, net sales from increased from approximately $1,460,000 in 1997 to $1,830,000 in 1998 and $2,400,000 in
1999. Management believes that the increase in sales from 1997 to 1998 was due to an increase in sales staff, and that the increase from 1998 to 1999 was due to more experienced sales personnel and expanding the kinds of services offered to patients. During 1999, LightTouch introduced therapeutic massage (for body contouring), tooth whitening laser treatments, and power facial peel treatments.



     While sales revenues are increasing, losses from operations and net losses are fluctuating with each year. On an ANNUALIZED basis, the loss from operations decreased from approximately $640,000 in 1997 to $82,000 in 1998, but increased to $278,000 in 1999. Also on an ANNUALIZED basis, the net loss decreased from approximately $650,000 in 1997 to $210,000 in 1998, but increased to $351,000 in 1999. In 1997, cost of sales and general and administrative expenses were 80% and 64% of revenues, respectively. In 1998, cost of sales and general and administrative expenses were 56% and 48% of revenues, respectively. In 1999, cost of sales and general and administrative expenses were 69% and 43% of revenues, respectively. As a percentage of revenues, cost of sales increased in 1999 due to the addition of its mobile laser rental service. This business segment is presently breaking even. In 1999, general and administrative expenses decreased as a percentage of revenues, but increased by 15% over 1998 amounts due to the costs of the reverse acquisition transaction and the costs of becoming a public company.




     Management is anticipating that sales revenues will continue to grow. Further, while the Company engages in acquisitions of existing practices, it is anticipated that general and administrative expenses will not decrease due to the addition of corporate infrastructure to support this growth. Also, cost of sales are anticipated to be higher immediately after acquisitions due to increased sales and marketing efforts to the public. There can be no assurance that the Company will be profitable. LightTouch only recently began operations in August 1997 and it is engaging in a business industry which is also relatively new.





LIQUIDITY AND CAPITAL RESOURCES

     Since August 1997, LightTouch has been financed primarily through the sale of stock and loans from its officers. Proceeds from the sale of stock were $172,000 and $200,000 during the years ended December 31, 1998 and 1999, respectively. At December 31, 1998 and 1999 amounts owed to related parties were $249,140 and $-0-, respectively.





     At December 31, 1999, the Company had a working capital deficiency of $123,183 as compared to a working capital deficiency of $185,196 at December 31, 1998. The improvement was due large part to the conversion of $300,000 in debt to equity by Gregory F. Martini, the sole officer and director and a principal shareholder of the Company. See Part I - Item 7. Certain Relationships and Related Transactions. In addition, LightTouch sold shares for gross proceeds of $200,000.



     Management is not aware of any known trends, events, or uncertainties that could have a material impact on the Company's short-term or long-term liquidity. Management expects to address any future liquidity needs through the issuance of debt and/or equity securities, bank loans, loans from shareholders, and lease financing of equipment. There can be no assurance that any such financing will be available when needed and on terms favorable to the Company. At this time, the Company does not have any material commitments for capital expenditures.

PLAN OF OPERATION

     The Company proposes to grow by acquiring established facilities that have an existing physician with experience in laser and vein treatments, a cosmetic orientation towards the practice, break-even or profitable operations, and a strong interest in having an ownership interest in the Company. Management believes that it can build a strong brand name recognition for centers and create operating efficiencies through economies of scale. As of the date of this registration statement, there were no agreements, understandings, or arrangements for any such acquisitions.

ITEM 3.   DESCRIPTION OF PROPERTY.

     Neither the Company nor LightTouch owns any real property. LightTouch leases approximately 6,000 square feet of medical office space in Cincinnati, Ohio, from Intram Investment Corporation, a stockholder of LightTouch. The lease expires July 31, 2007, and requires monthly lease payments of $10,000, adjusted each August 1. The base rent is currently $10,000 per month. See
Part I - Item 7. Certain Relationships and Related Transactions.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of December 31, 1999:

 NAME AND ADDRESS OF OWNER          NUMBER OF SHARES OWNED    PERCENT OF CLASS (1)
 -------------------------          ----------------------    --------------------
 Gregory F. Martini                    2,965,057 (2)(3)            39.53%
 10826 Omaha Trace
 Union, KY 41091

 Colin C. Herd, M.D.                   2,628,129 (3)(4)            34.14%
 11375 Brittany Woods
 Cincinnati, OH 45249

 Officers and Directors as a group     2,965,057 (2)               39.53%
 (1 person)


(1) This table is based on 7,500,002 shares of Common Stock outstanding on December 31, 1999. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) Includes 134,775 shares owned of record by Intram Investment Corporation, a company owned and controlled by Mr. Martini, and 2,830,282 shares owned of record by Plymouth Partners, LP, a Delaware limited partnership. Mr. Martini is the president of the corporate general partner of Plymouth Partners, LP.

(3) Mr. Martini and Dr. Herd may be deemed to be the "parents" of the Company within the meaning of the rules and regulations under federal securities laws.

(4) Includes 202,164 shares owned of record by various trusts for Dr. Herd's children for which his wife serves as trustee.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

 NAME                            AGE         POSITION
 Gregory F. Martini              38          President, Secretary , Treasurer,
                                             and Director

     The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

     GREGORY F. MARTINI, has been the sole officer and director of the Company since January 20, 1999. He has been the Treasurer, and a director of LightTouch since its inception in March 1997, and was the President from March 1997 to December 1999 . In December 1999, he took on the positions of Chief Executive Officer and Chief Financial Officer for LightTouch. He has also been the president and a director of Intram Investment Corporation, a private corporation located in Union, Kentucky, which renders investment advice to individuals and firms. From May 1996 to June 1998, Mr. Martini was the managing director and head of high yield capital markets for Union Bank of Switzerland, New York, New York. He was employed by Citicorp Securities, Inc., New York, New York, in a similar capacity from June 1993 to April 1995.
 While at Citicorp he was responsible for 30 professionals in sales, research, and trading, and managed over $250 million of inventory in high yield securities. From October 1989 to September 1991, he was a managing director at BT Securities, New York, New York, where he had responsibility for managing that firm's high yield debt securities. Mr. Martini was vice president, high yield securities for Salomon Brothers, New York, New York, from April 1986 to October 1989. From June 1983 to April 1986, he was a portfolio manager of fixed income securities for Union Central Life Insurance Co., Cincinnati, Ohio. Mr. Martini received a bachelors degree in finance and accounting from Xavier University in Cincinnati, Ohio, in 1984, and received his designation as a chartered financial analyst (CFA) in 1987.

     Mr. Martini may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.

KEY EMPLOYEES

     DR. COLIN C. HERD has been the Secretary and a director of LightTouch since July 1997, and the President since December 1999. In addition, he serves as the Medical Director of LightTouch. Dr. Herd founded The Vein and Laser Center of Cincinnati in July 1996. He was the first in the Cincinnati area to perform laser facial rejuvenation procedures. Dr. Herd received his Bachelor of Science degree in 1979 and his medical degree in 1983 from the University of Toronto. Originally starting practice in primary care, including an extensive amount of obstetrics, he later focused on sclerotherapy, a non-surgical treatment for problem veins, and laser treatment for veins. In 1994, he became a member and fellow of the American Society for Lasers in Medicine and Surgery, which is dedicated to education in laser applications. From 1990 to 1993, Dr. Herd worked as an assistant and preceptor in a center that exclusively performed hair transplants. He began performing hair transplants on his own in 1993.

ITEM 6.   EXECUTIVE COMPENSATION.

     Mr. Martini is serving without any compensation.

     There is no employment agreement with the executive officer of the Company. The Company does not pay compensation to its director, nor does the Company compensate its director for attendance at meetings. The Company does reimburse the director for reasonable expenses incurred during the course of his performance. The Company does not offer stock options or similar incentive compensation to its officer or director. The Company anticipates that some form of incentive based compensation may be offered in the future.

STOCK OPTION PLAN

     On October 4, 1999, the shareholders adopted the 1999 Stock Option Plan, which provides for the granting of both incentive stock options and non-qualified options to eligible employees, officers, and directors. Initially, 750,000 shares of common stock were reserved for issuance pursuant to the exercise of stock options under this plan. The plan is administered by the board of directors.

     Each option granted under the plan will be evidenced by a written option agreement between the Company and the optionee. Incentive stock options may be granted only to employees as defined by the Internal Revenue Code. The option price of any incentive stock option may not be less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted under the plan to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant of the incentive stock option. The exercise period of options granted under the plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than 10% of the total combined voting power of the common stock cannot be exercisable for no more than five years. No portion of any option will be exercisable prior to the first anniversary of the grant date.

     An option may not be exercised unless the optionee then is an employee, officer, or director of the company or its subsidiaries, and unless the optionee has remained continuously as an employee, officer, or director of the company since the date of grant of the option. If the optionee ceases to be an employee, officer, or director of the company or any subsidiary other than by reason of death, disability, retirement, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate 90 days after the date the optionee ceases to be an employee, officer, or director. All options which are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

     As of December 31, 1999, 145,000 incentive stock options and 25,000 non-qualified options had been granted. Of the incentive stock options, at December 31, 1999, 40,000 are vested, 21,000 will vest in December 2000, 42,000 will vest in December 2001, 21,000 will vest in December 2002, and 21,000 will vest in December 2003. All of the non-qualified options are vested as of December 31, 1999. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the options was granted to an officer or director of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch's laser center. LightTouch is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions., and providing medical support staff. LightTouch is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch to Vein & Laser and the parties reconcile the accounts after each calendar quarter, including compensation of $5,000 for Dr. Herd.

     From July 30, 1997 through November 12, 1998, Gregory F. Martini and Dr. Colin C. Herd each purchased 1,260 shares of LightTouch common stock for $126,000. Each exchanged his 1,260 LightTouch shares for 2,830,283 shares of the Company's Common Stock in the Share Exchange.



     On July 30, 1997, LightTouch entered into a Lease Agreement with Intram Investment Corporation for its office space, a company which is owned and controlled by Gregory F. Martini, an officer, director, and principal stockholder of LightTouch and the Company. The lease expires July 30, 2007. On January 16, 1998, the agreement was modified to require weekly payments of $2,307.69 beginning February 6, 1998. Rent paid under the lease for the period August 1, 1997 to December 31, 1997 was $55,000. Rent paid for the years ended December 31, 1998 and 1999 were $132,000 and $122,307, respectively.



     On August 22, 1997, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment. The lease was for a term of 36 months commencing September 1, 1997, and required base rent of $269,802.72, payable in equal monthly installments of $7,494.52. LightTouch is responsible for the costs of maintenance and insurance. On January 18, 1998, the Agreement was modified to require weekly payments of $1,729.50 beginning February 6, 1998. Effective July 15, 1999, the Agreement was further modified to require weekly payments of $1,018.33.

     On September 26, 1997, LightTouch borrowed $25,000 from Gregory F. Martini. The promissory note, which was executed by the LightTouch and Dr. Colin C. Herd, required 11 payments of $2,500. The note was paid in full on May 26, 1998.

     On January 20, 1998, LightTouch borrowed $250,000 from Intram Investment Corporation with interest at 13% per annum. Payments were to be made in weekly installments of $5,018.53 beginning February 6, 1998. Dr. Colin C. Herd personally guaranteed payment of $125,000 of the amount and pledged 1,260 shares of LightTouch common stock as collateral. On December 18, 1998, the due date of the note was extended to May 12, 2000. On December 31, 1998, Intram transferred the note to Gregory R. Martini. On July 7, 1999, 120 shares of LightTouch common stock were issued to Gregory F. Martini as payment of the outstanding principal balance and accrued interest in the amount of $200,000. These shares were later exchanged for 269,550 shares of the Company's Common Stock in the Share Exchange.

     On July 31, 1998, LightTouch entered into a Lease Agreement with Intram Investment Corporation for liposuction equipment and computer software. The lease was for a term of 24 months commencing August 1, 1998, and required base rent of $17,552.88, payable in equal monthly installments of $884.57. LightTouch is responsible for the costs of maintenance and insurance. Effective July 15, 1999, the Agreement was modified to require monthly payments of $1.00.

     On August 24, 1998, Intram Investment Corporation loaned LightTouch $15,000 with interest at 10% per annum. Payments were to be made in weekly installments of $3,000 beginning September 4, 1998. This loan has been paid.
 On September 10, 1998, Gregory F. Martini loaned LightTouch $15,000 on the same terms. This loan has also been paid.

     On September 1, 1998, Intram Investment Corporation loaned LightTouch $17,013.93. The promissory note required weekly payments of $5,018.53 beginning August 7, 1999. This loan has been paid.

     On September 4, 1998, Intram Investment Corporation loaned LightTouch $30,000. The promissory note required weekly payments of $5,018.53 beginning September 24, 1999. This loan has been paid.

     On October 23, 1998, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment and computer software. The lease was for a term of 30 months commencing October 30, 1998, and required base rent of $111,633.90, payable in equal weekly installments of $917.30. LightTouch is responsible for the costs of maintenance, taxes, and insurance.

     On November 12, 1998, Intram Investment Corporation loaned LightTouch $25,000. The promissory note required 11 bi-weekly payments of $2,500 beginning November 28, 1998. Dr. Colin C. Herd was a co-maker of this note. This loan has been paid.

     On January 8, 1999, Intram Investment Corporation loaned LightTouch $50,000 with interest at 3% per month. Dr. Colin C. Herd, an officer and director of LightTouch, personally guaranteed payment of $25,000 of the amount. On January 28, 1999, Intram loaned another $50,000 with interest at 3% per month. Dr. Herd also personally guaranteed payment of $25,000 of this amount. On July 7, 1999, 60 shares of LightTouch common stock were issued to Intram as payment of the loans in the amount of $100,000. These shares were later exchanged for 134,775 shares of the Company's Common Stock in the Share Exchange.

     On February 19, 1999, LightTouch entered into a Lease Agreement with Intram Investment Corporation for two vehicles. The lease was for a term of 12 months commencing March 1, 1999, and required base rent of $24,911.28 payable in 12 equal monthly installments of $2,075.94. LightTouch is responsible for the costs of maintenance and insurance on the vehicles.

     On March 31, 1999, LightTouch entered into a Lease Agreement with Gregory R. Martini for the lease of computer equipment on a month-to-month basis. The lease requires payment of $100 per month.

     On April 1, 1999, LightTouch entered into a Lease Agreement with Intram Investment Corporation for laser equipment and a vehicle. The lease was for a term of 24 months beginning April 16, 1999, and required base rent of $77,040.08, payable in equal weekly installments of $740.77. LightTouch is responsible for the costs of maintenance, insurance, and licensing.

     On May 1, 1999, LightTouch purchased equipment consisting of a power chair, surgical lamps, miscellaneous office supplies, aesthetician set-up, an autoclave, a smoke evacuator and stools from Intram Investment Corporation
for $15,725.   Intram had purchased the equipment from another laser center on March 9, 1999.



     Lease expenses paid to Intram Investment Corporation and Gregory F. Martini were $349,000 and $111,000 in 1999 and 1998, respectively.

ITEM 8.   DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, each with $0.001 par value per share, and 25,000,000 shares of Preferred Stock, each with $0.001 par value per share.

COMMON STOCK

     Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

     Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

     Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

     The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

     The registrar and transfer agent for the Company's Common Stock is Interwest Stock Transfer, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 89117.

PREFERRED STOCK

     The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock is quoted on the OTC Bulletin Board, and has been trading under the symbol "LTVL" since December 1999. The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

 FISCAL QUARTER ENDED                         HIGH BID             LOW BID
 December 31, 1999...................           $3.00               $1.06

     On January 18, 2000, the closing price for the Common Stock was $3.5625.

     As of December 31, 1999 there were 47 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.   LEGAL PROCEEDINGS.

     From August 31, 1999 to October 18, 1999, LightTouch filed four suits in the Court of Common Pleas for Hamilton County, Ohio. Each of the suits is against former employees of LightTouch and alleges breach of the non-compete clause of the former employee's employment contract with LightTouch. Most of the suits also allege intentional interference with the employment contract against the current employers of the former employees. To recover money damages from the defendants, LightTouch will have to prove that the employment contract provision was breached and a dollar amount in loss of business that it suffered as a result. LightTouch will not be able to recover its attorney fees even if it is successful in these suits.

     1. Filed August 31, 1999 against Michelle Hoffman nka Michelle Barnes, Tina Cluxton, and Radiant Laser and Hair Removal, Inc. LightTouch seeks injunctive relief and a judgment of $250,000 against each of Michelle Hoffman and Tina Cluxton for breach of the non-compete clause; judgment in the amount of $1,000,000 against Michelle Hoffman and Tina Cluxton for conversion of a patient list and procedures manual; judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Radiant Laser and Hair Removal for intentional interference with LightTouch's employment contract; judgment against Michelle Hoffman for $4,275 in actual damages and $500,000 in punitive damages for failing to provide the means by which LightTouch could properly charge patients for treatment; and judgment against Tina Cluxton for $37,550 in actual damages and $1,000,000 in punitive damages for failing to provide the means by which LightTouch could properly charge patients for treatment. As of January 31, 2000, no trial date had been set. The proceedings are still in the discovery stage.

     2. Filed August 31, 1999 against Karen M. Miller and Joseph C. Russell, M.D. dba Anderson Cosmetic Hair & Vein Center. LightTouch seeks injunctive relief and a judgment of $250,000 against Karen Miller for breach of the non-compete clause; judgment of $250,000 against Karen Miller for disclosure of LightTouch's confidential information; judgment in the amount of $1,000,000 against Karen Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Russell for intentional interference with LightTouch's employment contract. As of January 31, 2000, no trial date had been set. The proceedings are still in the discovery stage.

     3. Filed August 31, 1999 against Cathy A. Miller and Michael Leadbetter, M.D. dba The Plastic Surgery Group, Inc. LightTouch had sought injunctive relief and a judgment of $250,000 against Cathy Miller for breach of the non-compete clause; judgment of $250,000 against Cathy Miller for disclosure of LightTouch's confidential information; judgment in the amount of $1,000,000 against Cathy Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Leadbetter for intentional interference with LightTouch's employment contract. As of January 31, 2000, this had been dismissed by LightTouch.

     4. Filed October 18, 1999 against Lisa Bowcock. LightTouch seeks injunctive relief, a judgment of $250,000 for breach of the non-compete clause, and a judgment of $250,000 for disclosure of LightTouch's confidential information. A trial date of August 28, 2000 has been scheduled for this case.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended, as follows:

     Effective October 1, 1999, the Company issued 6,750,000 shares in exchange for all of the issued and outstanding shares of LightTouch to 8 persons, in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 for a transaction not involving a public offering. No underwriters were used and no commissions were paid.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.7502 of the General Corporation Law of Nevada and Article XI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S


     See pages beginning with F-1.

                          LIGHTTOUCH VEIN & LASER, INC.

                              FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

                        WITH INDEPENDENT AUDITORS' REPORT

                                   [LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
LightTouch Vein & Laser, Inc.:

We have audited the accompanying balance sheet of LightTouch Vein & Laser, Inc. as of December 31, 1999 and the related statements of operations, shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LightTouch Vein & Laser, Inc. as of December 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The 1998 and 1997 financial statements of LightTouch Vein & Laser, Inc. were audited by other auditors whose report dated August 27, 1999 stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.


Cincinnati, Ohio
January 31, 2000

                                   [LETTERHEAD]


                           INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Lighttouch Vein & Laser, Inc.

We have audited the accompanying balance sheets of Lighttouch Vein & Laser, Inc. (the "Company") as of December 31, 1998 and 1997 and the related statements of operations, deficiency, and cash flows for the period from inception (August 1, 1997) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighttouch Vein & Laser, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the period from inception (August 1, 1997) to December 31, 1997 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/Wiener, Goodman & Company, P.C.
-----------------------------------
WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants

August 27, 1999

                          LIGHTTOUCH VEIN & LASER, INC.

                                 Balance Sheets

                           December 31, 1999 and 1998

                                     ASSETS

                                                                                     1999                  1998
                                                                                     ----                  ----
Current assets:
      Cash                                                                              $  2,391                55,460
      Accounts receivable - trade                                                         58,021                20,386
                                                                               -----------------         -------------
                                                                                          60,412                75,846
                                                                               -----------------         -------------

Property and equipment:
      Leasehold improvements                                                               4,350                     -
      Office furniture and equipment                                                     104,009                50,190
                                                                               -----------------         -------------
                                                                                         108,359                50,190
      Less accumulated depreciation                                                       24,067                11,383
                                                                               -----------------         -------------

                                                                                          84,292                38,807
                                                                               -----------------         -------------

Other assets:
      Goodwill, less accumulated amortization
          of $5,000                                                                       20,000                     -
      Other                                                                                    -                14,517
                                                                               -----------------         -------------

                                                                                          20,000                14,517
                                                                               -----------------         -------------



                                                                                       $164,704               129,170
                                                                               =================         =============


See accompanying notes to financial statements.

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                            1999                  1998
Current liabilities:
       Current portion of long-term debt                                         $                    -               162,843
       Accounts payable - trade                                                                 124,497                27,705
       Accrued expenses                                                                          29,098                70,494
       Deferred revenue - gift certificates                                                      30,000                     -
                                                                                      -----------------         -------------

                                                                                                183,595               261,042
                                                                                      -----------------         -------------

Long-term debt, less current portion                                                                  -                86,297
                                                                                      -----------------         -------------

Commitments and contingencies                                                                         -                     -
                                                                                      -----------------         -------------

Shareholders' equity (deficit):
       Common stock, .001 par value; 100,000,000 shares
          authorized, 7,500,000 shares issued and outstanding                                         -                     -
       Preferred stock; .001 par value; 25,000,000 authorized,                                        -                     -
          no shares issued or outstanding
       Additional paid-in capital                                                               912,000               262,000
       Note receivable exchanged for common stock                                              (99,445)                     -
       Retained deficit                                                                       (831,446)             (480,169)
                                                                                      -----------------         -------------

                                                                                               (18,891)             (218,169)
                                                                                      -----------------         -------------


                                                                                 $              164,704     $         129,170
                                                                                      =================         =============

                          LIGHTTOUCH VEIN & LASER, INC.

                            Statements of Operations

                     Years Ended December 31, 1999 and 1998
         and Period From Inception (August 1, 1997) to December 31, 1997

                                                                     1999                1998                  1997
Net sales:
      Cosmetic laser services                           $          1,982,113           1,830,128               609,880
      Laser sales and service                                        407,847                   -                     -
                                                                 -----------        ------------             ---------
                                                                   2,389,960           1,830,128               609,880

Cost of sales                                                      1,644,122           1,026,007               485,264

General and administrative                                         1,023,599             885,918               391,997
                                                                 -----------        ------------             ---------

      Loss from operations                                         (277,761)            (81,797)             (267,381)

Other income (expenses):
      Interest income                                                 7,970                   -                     -
      Interest expense                                              (81,596)           (128,893)               (5,000)
      Other                                                             110               2,902                     -
                                                                 -----------        ------------             ---------

                                                                    (73,516)           (125,991)               (5,000)
                                                                 -----------        ------------             ---------

          Loss before provision for income tax                     (351,277)           (207,788)             (272,381)

Provision for income tax                                                  -                   -                     -
                                                                 -----------        ------------             ---------

          Net loss                                      $          (351,277)           (207,788)             (272,381)
                                                                 ===========        ============             =========

Basic net loss per common share                         $             (0.05)              (0.06)                (0.13)
                                                                 ===========        ============             =========

Diluted net loss per common share                       $             (0.05)              (0.06)                (0.13)
                                                                 ===========        ============             =========


See accompanying notes to financial statements.

                          LIGHTTOUCH VEIN & LASER, INC.

                   Statements of Shareholders Equity (Deficit)

                     Years Ended December 31, 1999 and 1998
         and Period From Inception (August 1, 1997) to December 31, 1997






                                              COMMON                            ADDITIONAL     NOTE
                                              SHARES        COMMON  PREFERRED    PAID-IN     RECEIVABLE   RETAINED
                                           OUTSTANDING      STOCK     STOCK      CAPITAL    SHAREHOLDER    DEFICIT        TOTAL
                                         ----------     ---------    -------   ----------   ----------   -----------    ----------
Balance, August 1, 1997                           -       $     -    $     -     $      -    $       -      $      -      $      -

      Issuance of common stock                  900             -          -       90,000            -             -        90,000

      Net loss                                    -             -          -            -            -      (272,381)     (272,381)
                                         ----------     ---------    -------   ----------   ----------   -----------    ----------

Balance, December 31, 1997                      900             -          -       90,000            -      (272,381)     (182,381)

      Issuance of common stock                1,720             -          -      172,000            -             -       172,000

      Net loss                                    -             -          -            -            -      (207,788)     (207,788)
                                         ----------     ---------    -------   ----------   ----------   -----------    ----------

Balance, December 31, 1998                    2,620             -          -      262,000            -      (480,169)     (218,169)

      Treasury purchases                       (100)         (100)         -          100            -             -             -

      Issuance of common stock                  353           353          -      524,515            -             -       524,868

      Issuance of common stock in
           exchange for a note receivable       132           132          -      125,000     (125,000)            -           132


      Repayments of note receivable               -             -          -            -       25,555             -        25,555

      Recapitalization and share
           exchange                       7,496,995        (3,005)         -        3,005            -             -             -


      Net loss                                    -             -          -            -            -      (351,277)     (351,277)
                                         ----------     ---------    -------   ----------   ----------   -----------    ----------

Balance, December 31, 1999                7,500,000        (2,620)         -      914,620      (99,445)     (831,446)      (18,891)
                                         ==========     =========    =======   ==========   ==========   ===========    ==========





See accompanying notes to financial statements.

                          LIGHTTOUCH VEIN & LASER, INC.

                            Statements of Cash Flows

                     Years Ended December 31, 1999 and 1998
         and Period From Inception (August 1, 1997) to December 31, 1997





                                                                                  1999                 1998                  1997
                                                                                  ----                 ----                  ----
Cash flows from operating activities:
     Net loss                                                                 $(351,277)             (207,788)            (272,381)
     Depreciation                                                                12,684                 8,014                3,369
     Amortization                                                                 5,000                     -                    -
     Financing fees                                                              26,283                     -                    -
     Effect of change in operating assets and liabilities:
         Accounts receivable                                                    (37,635)                1,275              (21,661)
         Prepaid expenses and other assets                                       14,517               (11,650)              (2,867)
         Accounts payable and accrued expenses                                   85,396               (48,177)             146,376
                                                                          -------------         -------------        -------------
                Net cash used by operating activities                          (245,032)             (258,326)            (147,164)
                                                                          -------------         -------------        -------------

Cash flows from investing activities:
     Capital expenditures                                                       (58,169)               (7,742)             (42,448)
     Collections on notes receivable                                             25,555                     -                    -
                                                                          -------------         -------------        -------------
                Net cash used by investing activities                           (32,614)               (7,742)             (42,448)
                                                                          -------------         -------------        -------------

Cash flows from financing activities:
     Proceeds from issuance of debt                                             100,000               364,129              100,000
     Repayments of debt                                                         (75,423)             (214,989)                   -
     Proceeds from issuance of stock                                            200,000               172,000               90,000
                                                                          -------------         -------------        -------------
                Net cash provided by financing activities                       224,577               321,140              190,000
                                                                          -------------         -------------        -------------

Net increase (decrease) in cash                                                 (53,069)               55,072                  388

Cash - beginning of period                                                       55,460                   388                    -
                                                                          -------------         -------------        -------------

Cash - end of period                                                          $   2,391                55,460                  388
                                                                          =============         =============        =============

Supplemental disclosure of non-cash activities:
     Cash paid during the period for:
         Interest                                                             $ 107,879               127,893                6,000
                                                                          =============         =============        =============
         Issuance of common shares to retire notes payable                    $ 273,717                     -                    -
                                                                          =============         =============        =============
         Issuance of common shares to acquire goodwill                        $  25,000                     -                    -
                                                                          =============         =============        =============
         Issuance of common shares in exchange for note receivable            $ 125,000                     -                    -
                                                                          =============         =============        =============
         Issuance of common shares in forgiveness of financing fees           $  26,283                     -                    -
                                                                          =============         =============        =============





See accompanying notes to financial statements.

                          LIGHTTOUCH VEIN & LASER, INC.

                          Notes to Financial Statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements.

              DESCRIPTION OF BUSINESS

              The Company's principal business is the performance of aesthetic cosmetic laser services in the Greater Cincinnati area and the service and leasing of laser equipment, primarily to medical practices.

              PROPERTY AND DEPRECIATION

              Property and equipment is recorded at cost. Depreciation is provided in amounts sufficient to allocate the cost of depreciable assets to operations over their estimated service lives principally using the straight-line method. Accelerated methods are used for tax purposes.

              GOODWILL

              Goodwill is stated at cost, less accumulated amortization computed by the straight-line basis over five years.

              REVENUES

              Revenues for cosmetic surgery procedures are recognized when the services are performed. Payment is required from customers prior to service. Revenue from the leasing of laser equipment is recognized as earned.

              INCOME TAXES

              Deferred federal income taxes are provided for temporary differences in tax and financial accounting, principally for property and equipment and net operating loss carryforwards.

              EARNINGS PER SHARE

              Earnings per share calculations have been made in compliance with Statement on Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings per share equals net earnings divided by the weighted average number of shares outstanding. Diluted earnings per share equals net earnings divided by the weighted average number of common shares outstanding after giving effect to other dilutive securities.

              STOCK BASED COMPENSATION PLAN

              The Company adopted the "disclosure only" provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock Based Compensation" and measures compensation expense for stock-based compensation using the intrinsic-value-based method under the provisions of the standard.

              USE OF ESTIMATES

              The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  2.   CONCENTRATION OF CREDIT RISK

       The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade accounts receivable. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. In the opinion of management, no allowance for doubtful accounts is necessary at December 31, 1999. Most customers are from Southwestern Ohio. Collateral is not required on accounts receivable.

       One customer represented 43% of trade accounts receivable at December 31, 1999.

3.     NOTE RECEIVABLE

       Note receivable consists of the following at December 31, 1999:

       Note receivable from stockholder, in monthly
       installments of $1,725, including interest
       at 8%, secured by LightTouch stock                                           $  99,445

       Less portion due within one year                                                13,221
                                                                                       ------

                                                                                    $  86,224
                                                                                       ======

       The note receivable is classified in the balance sheet as a component of shareholders' equity.

4.     LONG-TERM DEBT:

       Long-term debt consists of the following:

                                                                                      1999              1998
                                                                                      ----              ----
       Note payable to shareholder, in weekly installments
       of $5,019, including interest at 1.137% periodic rate;
       unpaid principal was exchanged for common stock
       during 1999.                                                           $       -                249,140

       Less portion due within one year                                               -                162,843
                                                                                -------------          -------

                                                                              $       -                 86,297
                                                                                =============          =======

5.     INCOME TAXES:

       Net deferred tax is comprised of the following at December 31:

                                                                                      1999              1998
                                                                                      ----              ----
              Deferred tax assets:
                  Net operating loss carryforwards                                $   261,000          141,000
                  Valuation allowance on deferred tax assets                         (256,000)         138,000
                                                                                     --------          -------

                                                                                        5,000            3,000
                                                                                   ----------        ---------
              Deferred tax liabilities:
                  Depreciation                                                         (5,000)          (3,000)
                                                                                   ----------        ---------

              Net deferred tax                                               $       -                   -
                                                                               ==============       ==========

       At December 31, 1999, the Company has tax net operating loss carryforwards of approximately $765,000 available to offset future taxable income. These carryforwards expire primarily in 2013 and 2014.

6.     CORPORATE REORGANIZATION AND RECAPITALIZATION

       In 1999, the Company underwent a business combination with Strachan, Inc. ("Strachan"). Pursuant to a closing under an Agreement and Plan of Share Exchange dated October 1, 1999, Strachan issued stock in exchange for 100% of the issued and outstanding stock of the Company. After the exchange, the Company became a wholly owned subsidiary of Strachan. The transaction has been accounted for as a reverse acquisition with LightTouch being the deemed acquirer for accounting purposes. LightTouch has accounted for the transaction as the issuance of shares for the net assets of Strachan. Immediately after the effective date, Strachan elected to do business as LightTouch Vein & Laser, Inc.

       The statements of shareholders' equity and the equity accounts in the Company's balance sheet have been restated to reflect the changes resulting from the reorganization. The change does not impact the results of operations or total shareholders' equity of the Company for any periods presented in these financial statements.

7.     STOCK BASED COMPENSATION PLAN

       In December 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of up to 750,000 shares of Common Stock pursuant to the grant or exercise of stock options, including Incentive Stock Options, to executive officers, key employees and directors, subject to board approval and certain other restrictions. Stock options may not be granted at less than the fair market value of the underlying stock on the date of grant. Thirty-eight percent of the options vest on the date of the grant. The remaining options vest 20% on the first anniversary of the grant, 40% on the second anniversary, and 20% on each of the next two anniversaries of the grant date. The term of the option shall not exceed 10 years from the date on which the option is granted.

       As of December 31, 1999, 145,000 incentive stock options and 25,000 non-qualified stock options had been granted. Of the incentive stock options, at December 31, 1999, 40,000 are vested, 21,000 will vest in December 2000, 42,000 will vest in December 2001, 21,000 will vest in December 2002, and 21,000 will vest in December 2003. All of the non-qualified options are vested as of December 31, 1999. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the qualified options were granted to an officer or director of the Company.

       The Company has adopted the "disclosure only" provisions of SFAS No. 123, therefore no compensation expense has been recognized for stock option grants. Had compensation expense been determined based upon the fair value (determined using the Black-Sholes option pricing model) at the grant date, consistent with provisions of SFAS No. 123, the Company's loss would have been the pro forma amounts as follows:

                                                                                                       1999
                                    Pro forma loss                                                  $(578,777)
                                    Pro forma loss per share of common stock                        $    (.09)

       The weighted average per option fair value of options granted in 1999 was $0.74. The fair value of each option grant was estimated on the date of the grant using the Black-Sholes option-pricing model with the following assumptions used for grants in 1999: no expected dividend yield and expected option life of seven years; expected volatility of 297%; and risk-free interest rates of 6.0%.

7.     COMMITMENTS AND CONTINGENCIES:

              OPERATING LEASES

              The Company leases certain equipment and office facilities under noncancelable operating leases. The Company also has various employment agreements that provide for base compensation. Future minimum lease payments and payments under employment agreements as of December 31, 1999 are as follows:

                         2000                  $   546,421
                         2001                      409,298
                         2002                      323,430
                         2003                      241,278
                         2004                      188,475
                         Thereafter                310,000

                                               $ 2,018,902

              In the regular course of business, the Company enters into agreements whereby it leases equipment under month-to-month leases or of similar short duration.

              Approximately 51% of the commitment as of December 31, 1999 is due an entity related to a Company officer and shareholder.

              Some lease agreements are secured by the personal guarantee of an officer of the Company.

              Lease expense charged against operations was approximately $685,000 in 1999 and $219,000 in 1998, including approximately $349,000 and $111,000 paid to related parties in 1999 and 1998, respectively. Rent expense for the period ending December 31, 1997 was $89,000.

              LEGAL PROCEEDINGS

              From time to time, the company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company's management, there are no material legal proceedings pending against the Company at December 31, 1999.

8.     RELATED PARTY TRANSACTIONS:

       The Company has a Medical Director and Administrative Services Agreement with an entity controlled by a shareholder of the Company. Initially, the agreement required weekly minimum payments of $9,500 through July 30, 2007. In 1999, the weekly guarantee was reduced to $5,000. For 1999, approximately $343,000 was charged against operations under terms of this agreement. In 1998, approximately $100,000 was incurred and charged to operations.

       Interest paid to related parties under terms of various notes payable was approximately $103,000 in 1999, $127,000 in 1998 and $5,000 in 1997.

       At December 31, 1999, note receivable includes $99,445 due from a minority shareholder in the Company. Interest income includes $7,937 received under terms of this note. In 1999, the Company issued 132 shares of common stock in exchange for the original principal amount of $125,000.

       At December 31, 1999, accounts payable includes approximately $25,000 due an officer and shareholder of the Company. Cost of goods sold in 1999 includes $22,500 for equipment acquired from this related party, and subsequently sold.

       In 1999, the Company issued 180 shares of common stock to an officer and existing shareholder in exchange for the forgiveness of notes payable of $273,717 and fees of $26,283.

       In 1999, the Company issued 53 shares of common stock in exchange for goodwill with a cost of $25,000.

9.     ACQUISITION

       In January 2000, the Company drafted an asset purchase agreement to acquire substantially all assets and liabilities of a dermatology and cosmetic surgery center in South Carolina in exchange for $1.5 million of Company stock and a promissory note payable of $500,000. The acquisition price is subject to certain offsets to be determined at closing. Concurrently, the Company would enter into an employment contract with the seller at an annual compensation of $175,000.

                                       PART III

The following exhibits are included with this registration statement:

  REGULATION
  S-B NUMBER  DOCUMENT
     2.1      Agreement and Plan of Share Exchange

     3.1      Amended and Restated Articles of Incorporation

     3.2      Bylaws

     10.1     Lease Agreement with Intram Investment Corporation dated
              July 30, 1997

     10.2     Lease Agreement with Intram Investment Corporation dated
              August 22, 1997

     10.3     Promissory Note to Intram Investment Corporation dated
              January 20, 1998

     10.4     Lease Agreement with Intram Investment Corporation dated
              July 31, 1998

     10.5     Promissory Note to Intram Investment Corporation dated
              August 24, 1998

     10.6     Promissory Note to Intram Investment Corporation dated
              September 1, 1998

     10.7     Promissory Note to Intram Investment Corporation dated
              September 4, 1998

     10.8     Promissory Note to Gregory F. Martini dated September 10, 1998*

     10.9     Lease Agreement with Intram Investment Corporation dated
              October 23, 1998

    10.10     Promissory Note to Intram Investment Corporation dated
              November 12, 1998

    10.11     Promissory Note to Intram Investment Corporation dated
              January 28, 1999

    10.12     Purchase Agreement between Tri-State Laser Corporation and Light
              Touch Vein & Laser, Inc. dated January 15, 1999

    10.13     Lease Agreement with Intram Investment Corporation dated
              February 19, 1999

    10.14     Lease Agreement with Gregory F. Martini dated March 31, 1999

    10.15     Lease Agreement with Intram Investment Corporation dated
              April 1, 1999

    10.16     Medical Director and Administrative Service Agreement

    10.17     1999 Stock Option Plan

    10.18     License and Distribution Agreement with VMM Enterprises, Inc.

      21      Subsidiaries of the Registrant

      27      Financial Data Schedule


*   To be filed by amendment

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       LIGHTTOUCH VEIN & LASER, INC.


Date: February 29, 2000                By: /s/ Gregory F. Martini
                                           ------------------------------
                                           Gregory F. Martini, President



                                       14